

June 7, 2012

Via Facsimile
Ms. Judy Bruner
Chief Financial Officer
SanDisk Corporation
601 McCarthy Blvd.
Milpitas, CA 95035

> **Re: SanDisk Corporation**
> **Form 10-K for the Fiscal Year Ended January 1, 2012**
> **Filed February 23, 2012**
> **File No. 000-26734**

Dear Ms. Bruner:

We have reviewed your letter filed May 11, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 26, 2012.

Item 8. Financial Statements and Supplementary Data

Note 8 – Concentrations of Risk and Segment Information, page F-32

1.   We note that your response to prior comment 2 did not address our comment in its entirety. As previously requested, please describe the following with respect to your Client SSD, Enterprise SSD and Mobile segments:

- your management and reporting structure;
- how resources are allocated and performance is evaluated; and
- how information is presented to the board of directors.

Ms. Judy Bruner
SanDisk Corporation
June 7, 2012
Page 2

       You may contact Jaime G. John, Staff Accountant at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief